FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A..
(Translation of Registrant’s Name Into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   x                            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No    x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Buenos Aires, December 15, 2004

Messrs.

Buenos Aires Stock Exchange

___________________________

Reference: MULTICANAL S.A.

Acuerdo Preventivo Extrajudicial (“APE”) Proceeding

Dear Sirs,

Martín G. Ríos, in my capacity as Person in Charge of Market Relations on behalf of Multicanal S.A. (the “Company”), proof of such representation previously filed, with a registered domicile established at Avenida Juana Manso 205, 1st Floor, Federal Capital City, Fax 4021-7777, addresses this letter to the Exchange to notify you that the Company was notified today of the decision rendered by the Court of Commercial Appeals, Chamber “A,” dismissing the extraordinary appeal filed against the decision of that Court affirming the decision confirming the Company’s APE.

Yours sincerely,

Martin G. Ríos

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2004	MULTICANAL S.A. By: /s/ Adrian Meszaros Adrian Meszaros Chief Financial Officer